SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2024 FOURTH QUARTER AND FULL YEAR RESULTS1

“In 2024 we celebrated our 25th anniversary, delivering continued top line momentum, progress on our digital initiatives, double-digit Normalized EBITDA growth and margin expansion for the second consecutive year.” – Carlos Lisboa, CEO

Total Volume (organic)		Net Revenue (organic)

4Q: -3.2% vs LY	FY: -0.9% vs LY	4Q: +4.2% vs LY	FY: +4.6% vs LY

In 4Q24, total volumes declined by 3.2%, impacted by a soft industry in Argentina and adverse weather in Brazil. Volumes were down in Latin America South (“LAS”) (-6.8%) and Brazil (-2.8%, with -3.9% in Beer and 0.0% in NAB) and virtually flat (-0.1%) in Central America and the Caribbean (“CAC”), while in Canada they grew by 4.0%.

In FY24, total volumes decreased by 0.9%, as positive performances in Brazil (+1.5%, with +0.6% in Beer and +4.1% in NAB) and CAC (+1.9%) were more than offset by LAS (-10.0%) and Canada (-3.1%). Ex-Argentina, total volumes grew by 1.4%.

In 4Q24, net revenue increased by 4.2%, with net revenue per hectoliter (“NR/hl”) growing by 7.7%.

In FY24, net revenue was up 4.6%, with NR/hl growth of 5.6%. Net revenue increased in most of our business units: Brazil NAB (+13.7%), CAC (+7.0%), LAS[2] (+6.0%) and Brazil Beer (+3.2%), while in Canada it was down 1.2% impacted by volumes performance.

Normalized EBITDA (organic)		Normalized Profit

4Q: +9.7% vs LY	FY: +11.4% vs LY	4Q: R$ 5,018.6 million	FY: 14,874.5 million

In 4Q24, Normalized EBITDA grew by 9.7%, with gross margin expanding 170 bps to 53.7% and Normalized EBITDA margin expanding 180 bps to 35.6%.

In FY24, Normalized EBITDA increased by 11.4%, with gross margin expanding 170 bps to 51.2% and Normalized EBITDA margin expanding 200bps to 32.5%. We delivered Normalized EBITDA growth with gross and EBITDA margins expansion in all our business units.

In 4Q24, Normalized Profit grew by 7.5% compared to R$ 4,667.5 million in 4Q23, driven by Normalized EBITDA growth and better net financial results, partially offset by increased income tax expenses in Brazil, as we lapped FX depreciation in Argentina in 2023.

In FY24, Normalized Profit declined by 2.3% compared to R$ 15,227.2 million in FY23, as increased income tax expenses in Brazil more than offset Normalized EBITDA growth and better net financial results.

Cash flow from operating activities		Capital Allocation

4Q: R$ 13,914.3 million	FY: 26,099.0 million

In 4Q24, cash flow from operating activities slightly decreased (-0.2%) when compared to R$ 13,949.0 million in 4Q23.

In FY24, cash flow from operating activities increased by 5.6% compared to R$24,711.4 million in FY23.

In 2024, we announced approximately R$ 12.5 billion to be returned to our shareholders through the share buyback program and the payout approved by the Board of Directors in October and in December, respectively.

On February 25th, 2025, the Board of Directors approved the distribution of intermediary dividends of approximately R$ 2 billion to be paid in April.

1 The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (IASB) and to the accounting practices issued by the Brazilian Accounting Standards Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the twelve-month period ended December 31, 2024, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (SEC).

2 The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 15). For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments were made to all income statement related items in the organic growth calculations through scope changes. Further details on the cap methodology are available at page 16.

ambev.com.br	Press Release – February 26, 2025

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MANAGEMENT COMMENTS

Cheers to our 25-year anniversary

In 2024, we proudly celebrated 25 years of our company – a journey marked by passionate and talented people, strong culture of ownership and inspiring brands loved by consumers. Throughout these years, our unwavering commitment to excellence has driven our growth and translated into solid achievements. And while we celebrated the milestones reached along the way, we remained dedicated to transforming challenges into learnings for the future, maintaining our focus on delivering sustainable value creation.

Consistent execution of our strategy driving solid growth

The consistent execution of our strategy of (i) leading and growing the category, (ii) digitizing and monetizing our ecosystem, and (iii) optimizing our business delivered another year of solid operational performance, with margins expansion.

•	Lead and grow the category

The beer category gained or maintained share of throat in the majority of our top ten markets, while we invested R$ 8.6 billion behind our brands and brand building capabilities to lead and shape the long-term growth of the category across our footprint.

We remained focused on meeting consumers’ needs by offering an unparalleled portfolio of innovative brands and liquids, and packaging propositions that address multiple consumption occasions. Our volumes excluding Argentina grew by 1.4% led by positive performances in Brazil and in the Central America and the Caribbean, and we continued to be the leader in eight of our top ten markets. Nevertheless, challenging consumption environment in Argentina drove consolidated volumes to decline by 0.9%.

Our megabrands grew by 2.7% in volumes and improved brand health in the majority of our top ten markets. We also continued to premiumize with above core beer brands growing by mid-single digits and representing over 28% of our total volumes, while no-alcohol beer portfolio increased by high teens led by our dedication to “balanced choices” innovations such as Corona Cero.

In line with our commitment to keep our brands relevant and loved by consumers, eight of our local and global brands were ranked among the ten most valuable beer brands in the world, according to Kantar BrandZ. We also continued to be recognized for the creativity and effectiveness of our work in marketing, being awarded with six lions at the 2024 Cannes Festival of Creativity.

As a result of the combination of stronger brands, premiumization, continuous innovation, and revenue management initiatives, our net revenue per hectoliter grew by 5.6%3 – having increased in seven of our top ten markets –, resulting in a net revenue increase of 4.6%.

•	Digitize and monetize our ecosystem

We continued to evolve on our digital transformation, expanding the availability and usage of BEES, our B2B digital platform, across our main operations and improving convenience to our consumers through Zé Delivery, our DTC platform in Brazil.

By the end of 2024, BEES was live in eight of our top ten markets, with 1.3 million monthly active buyers and more than 88% of our gross revenue transacted through the platform. On the DTC front, Zé Delivery reached 9 million buyers, translating into over 66 million orders (a 10% increase compared to 2023).

Our digital initiatives have allowed us to deepen our understanding on the needs and preferences of our customers and consumers. This has generated insights to proactively meet their demands, translating into NPS improvements. As an example, in 2024 we conducted surveys with over 500 thousand consumers through Zé Delivery, totaling roughly six million responses, with greater granularity and speed compared to other survey methods.

3 Considering capped organic results in Argentina.

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•	Optimize our business

Cash COGS and Cash SG&A grew below inflation (+0.8% and +4.1%, respectively) due to a disciplined cost and expense management coupled with lower pressure from FX and commodity prices.

The combination of net revenue growth with the mentioned performance in costs and expenses supported double digits Normalized EBITDA growth with gross and Normalized EBITDA margins expansion for the second consecutive year. Normalized Profit declined by 2.3%, as increased income tax expenses in Brazil more than offset Normalized EBITDA growth and better net financial results. Nonetheless, our focus on maximizing long-term value creation drove free cash flow to equity growth of 37%, totaling R$ 17.9 billion.

In 2024, our Board of Directors approved a share buyback program of roughly R$ 2 billion4 in October, as well as a payout of approximately R$ 10.5 billion in December, totaling about R$ 12.5 billion to be returned to our shareholders. In addition, the Board also approved in February 2025 the distribution of intermediary dividends of around R$ 2 billion to be paid in April.

Looking forward

Having evolved over the last 25 years to become a more innovative and digital company, with stronger brands and a greater connection with our customers and consumers, we are excited with the next chapter of our journey. We remain committed to executing our strategy by progressing in all its three pillars simultaneously across each of our markets:

1.

We are confident on the potential of the beer category across our footprint, especially in Latin America, a region passionate about beer, where our products are even more socially and culturally relevant. Therefore, we will remain focused on leveraging opportunities to increase per capita consumption by expanding participation and occasions.

2.	We will keep advancing on our digital capabilities leveraging technology and data insights to continue to transform and prepare our business for the future, anticipating the needs of our customers and consumer.
3.	We will uphold our strict financial discipline and continue to work towards our ambition of enhancing profitability - both in terms of margins expansion and ROIC improvements. By delivering sustainable profitable growth and maintaining a strong balance sheet, we intend to create shareholder value, progressing on our resource allocation priorities of investing in both organic and inorganic growth, as well as returning capital to shareholders.

Our people and unique culture remain our main assets, as we will continue to work to build a future with more cheers.

4 Corresponding to the closing price of 155,159,038 common shares on October 30th, 2024.

ambev.com.br	Press Release – February 26, 2025

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Sustainability

On the Climate Action front, we achieved 96.5% of operational purchased electricity from renewable sources, achieving 100% in nine out of our top ten markets. Since 2017, we reduced our absolute GHG (Greenhouse gases) emissions across Scopes 1 and 2 by 39.1% and GHG emissions intensity across Scopes 1, 2 and 3 by 21.3%. In Sustainable Agriculture, 100% of our direct farmers met our criteria to be classified as skilled, connected, and financially empowered. In Water Stewardship, 90.9% of sites in scope for our 2025 goal are already seeing improvement in watershed health. Our water use efficiency ratio reached 2.47 hectoliters of water per hectoliter of beer in 2024. For Circular Packaging, we increased the recycled content within all our packaging types, reaching 77.2% of recycled content on cans, 44.1% on glass and 42.9% on PET.

Financial highlights - Ambev consolidated
R$ million	4Q23	4Q24	% As Reported	% Organic	FY23	FY24	% As Reported	% Organic
Volume ('000 hl)	52,091.6	50,415.7	-3.2%	-3.2%	183,659.0	181,920.5	-0.9%	-0.9%
Net revenue	19,989.2	27,035.4	35.2%	4.2%	79,736.9	89,452.7	12.2%	4.6%
Gross profit	10,688.0	14,511.9	35.8%	7.7%	40,445.3	45,837.6	13.3%	8.0%
% Gross margin	53.5%	53.7%	20 bps	170 bps	50.7%	51.2%	50 bps	170 bps
Normalized EBITDA	7,151.5	9,619.7	34.5%	9.7%	25,455.4	29,028.9	14.0%	11.4%
% Normalized EBITDA margin	35.8%	35.6%	-20 bps	180 bps	31.9%	32.5%	60 bps	200 bps

Profit	4,528.4	5,024.6	11.0%		14,960.5	14,847.0	-0.8%
Normalized profit	4,667.5	5,018.6	7.5%		15,227.2	14,874.5	-2.3%
EPS (R$/shares)	0.28	0.31	11.3%		0.92	0.92	-0.4%
Normalized EPS (R$/shares)	0.29	0.31	7.8%		0.94	0.92	-2.0%

2025 OUTLOOK

In 2025, volatility will remain a reality and we expect to face more input cost pressure than in 2024: our average BRL/USD hedge rate for 2025 is 5.49 (+10.3%), and aluminum hedged prices are also a headwind. Therefore, assuming current FX and commodity prices, we expect our Cash COGS per hectoliter (“Cash COGS/hl”) in Brazil Beer (excluding non-Ambev marketplace products) to grow between 5.5% and 8.5%. Nonetheless, we will continue to work to find opportunities and enhance efficiency, pursuing our ambition of expanding consolidated margins.

ambev.com.br	Press Release – February 26, 2025

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KEY MARKETS PERFORMANCES

Brazil Beer: low-single digit top line and high-single digit bottom line growth, with margins expansion and market share gains

•	Operating performance:
o	4Q24: volumes performance (-3.9%) primarily impacted by adverse weather conditions drove a top line decrease of 1.0%, while NR/hl grew sequentially and by 3.0% versus last year as the disciplined execution of our revenue management initiatives and positive brand mix were still partially offset by increased ICMS (VAT) taxable base. Cash COGS/hl excluding the sale of non-Ambev marketplace products was down 2.5% thanks to operational efficiencies and hedged commodity prices tailwinds, and Cash SG&A rose by 2.6%, led by higher S&M. Normalized EBITDA grew by 3.8%, with Normalized EBITDA margin expanding by 170 bps to 37.7%.
o	FY24: net revenue was up 3.2% (volumes +0.6% and NR/hl +2.6%), Cash COGS per hectoliter (excluding the sale of non-Ambev marketplace products) declined by 2.5% (within our guidance for the year) and Normalized EBITDA grew by 9.8%, with gross and Normalized EBITDA margins expansion of 180 bps and 200 bps, respectively.
•	Commercial highlights: we estimate to have gained market share in the year and our megabrands improved brand health. Our premium and super premium brands grew by low teens led by Corona and Spaten, more than tripling 2020 premium volumes. In core plus, Budweiser increased volumes by high forties, while in core Brahma and Antarctica jointly grew by mid-single digits, with Brahma reaching record volumes. We continued to lead no-alcohol beer segment and to innovate, with approximately 57% of Corona family growth coming from new packages and Corona Cero. As to our digital initiatives, the increasing usage of BEES elevated our NPS to record levels for another year (+7% vs. FY23), while the purchase of non-Ambev products in the BEES Marketplace delivered a GMV of R$ 2.6 billion (+47% vs. FY23). On the DTC front, Zé Delivery increased GMV by 15% compared to last year.
Brazil Beer[5]
R$ million	4Q23	Scope	Currency Translation	Organic Growth	4Q24	% As Reported	% Organic
Volume ('000 hl)	26,320.0	-	-	(1,020.6)	25,299.3	-3.9%	-3.9%
Net revenue	11,452.7	-	-	(117.8)	11,334.9	-1.0%	-1.0%
Net revenue/hl (R$)	435.1	-	-	12.9	448.0	3.0%	3.0%
COGS	(5,254.1)	-	-	224.5	(5,029.6)	-4.3%	-4.3%
COGS/hl (R$)	(199.6)	-	-	0.8	(198.8)	-0.4%	-0.4%
COGS excl. deprec. & amort.	(4,798.2)	-	-	249.1	(4,549.1)	-5.2%	-5.2%
COGS/hl excl. deprec. & amort. (R$)	(182.3)	-	-	2.5	(179.8)	-1.4%	-1.4%
Gross profit	6,198.5	-	-	106.8	6,305.3	1.7%	1.7%
% Gross margin	54.1%	-	-	-	55.6%	150 bps	150 bps
SG&A excl. deprec. & amort.	(3,002.9)	-	-	(77.5)	(3,080.4)	2.6%	2.6%
SG&A deprec. & amort.	(528.3)	-	-	37.4	(490.9)	-7.1%	-7.1%
SG&A total	(3,531.2)	-	-	(40.1)	(3,571.3)	1.1%	1.1%
Other operating income/(expenses)	485.5	(15.4)	-	49.2	519.2	7.0%	16.4%
Other operating income/(expenses) excl. impair.	485.5	(15.4)	-	98.0	568.0	17.0%	32.7%
Normalized Operating Profit	3,152.7	(15.4)	-	115.9	3,253.2	3.2%	3.9%
% Normalized Operating margin	27.5%	-	-	-	28.7%	120 bps	130 bps
Normalized EBITDA	4,137.0	(15.4)	-	151.9	4,273.4	3.3%	3.8%
% Normalized EBITDA margin	36.1%	-	-	-	37.7%	160 bps	170 bps

Brazil Beer
R$ million	FY23	Scope	Currency Translation	Organic Growth	FY24	% As Reported	% Organic
Volume ('000 hl)	93,111.6	-	-	523.0	93,634.6	0.6%	0.6%
Net revenue	38,985.9	-	-	1,234.2	40,220.2	3.2%	3.2%
Net revenue/hl (R$)	418.7	-	-	10.8	429.5	2.6%	2.6%
COGS	(19,377.7)	-	-	95.4	(19,282.3)	-0.5%	-0.5%
COGS/hl (R$)	(208.1)	-	-	2.2	(205.9)	-1.0%	-1.0%
COGS excl. deprec. & amort.	(17,518.3)	-	-	164.7	(17,353.6)	-0.9%	-0.9%
COGS/hl excl. deprec. & amort. (R$)	(188.1)	-	-	2.8	(185.3)	-1.5%	-1.5%
Gross profit	19,608.3	-	-	1,329.6	20,937.8	6.8%	6.8%
% Gross margin	50.3%	-	-	-	52.1%	180 bps	180 bps
SG&A excl. deprec. & amort.	(10,459.0)	-	-	(540.5)	(10,999.5)	5.2%	5.2%
SG&A deprec. & amort.	(1,788.2)	-	-	(61.8)	(1,850.0)	3.5%	3.5%
SG&A total	(12,247.3)	-	-	(602.3)	(12,849.6)	4.9%	4.9%
Other operating income/(expenses)	1,474.1	101.9	-	302.3	1,878.3	27.4%	23.5%
Other operating income/(expenses) excl. impair.	1,479.9	101.9	-	345.4	1,927.1	30.2%	26.7%
Normalized Operating Profit	8,835.1	101.9	-	1,029.6	9,966.6	12.8%	11.9%
% Normalized Operating margin	22.7%	-	-	-	24.8%	210 bps	190 bps
Normalized EBITDA	12,488.5	101.9	-	1,203.8	13,794.2	10.5%	9.8%
% Normalized EBITDA margin	32.0%	-	-	-	34.3%	230 bps	200 bps

5 In 4Q24, NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 435.2 (2.4% organic growth) and R$ (169.6) (2.5% organic decline), respectively. In FY24, NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 416.4 (2.2% organic growth) and R$ (173.8) (2.5% organic decline), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

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Brazil NAB: record volumes and strong portfolio leading double-digit top line and bottom-line growth, with margins expansion

•	Operating performance
o	4Q24: top line grew by 11.5%, led by NR/hl increase of 11.5%, mainly driven by the combination of revenue management initiatives and positive brand mix. Volumes were flat (0.0%), impacted by adverse weather conditions. Cash COGS/hl was up 14.3% mostly due to sugar prices headwinds and brand mix, while Cash SG&A increased by 1.4%. Normalized EBITDA grew by 26.3%, with Normalized EBITDA margin expanding by 340 bps to 34.0%.
o	FY24: net revenue grew by 13.7% (volumes +4.1% and NR/hl +9.2%), and Normalized EBITDA was up 25.7%, with gross and Normalized EBITDA margins expansion of 210 bps and 270 bps, respectively.
•	Commercial highlights: we achieved a new volume record for the year, thanks to the performance of our no-sugar carbonated soft drinks brands, Gatorade, and Red Bull. The mix of single serve packages also increased, gaining weight in the year. Guaraná Antarctica family reached over one million customers for the first time in history supported by BEES, while Guaraná Antarctica Zero grew volumes in the fifties. Pepsi Black and H2OH! expand volumes by mid-teens each.
Brazil NAB[6]
R$ million	4Q23	Scope	Currency Translation	Organic Growth	4Q24	% As Reported	% Organic
Volume (‘000 hl)	9,590.9	-	-	0.4	9,591.3	0.0%	0.0%
Net revenue	2,137.6	-	-	246.1	2,383.7	11.5%	11.5%
Net revenue/hl (R$)	222.9	-	-	25.7	248.5	11.5%	11.5%
COGS	(1,132.8)	-	-	(87.9)	(1,220.7)	7.8%	7.8%
COGS/hl (R$)	(118.1)	-	-	(9.2)	(127.3)	7.8%	7.8%
COGS excl. deprec. & amort.	(1,044.8)	-	-	(149.8)	(1,194.6)	14.3%	14.3%
COGS/hl excl.. deprec. & amort. (R$)	(108.9)	-	-	(15.6)	(124.6)	14.3%	14.3%
Gross profit	1,004.8	-	-	158.2	1,163.0	15.7%	15.7%
% Gross margin	47.0%	-	-	-	48.8%	180 bps	180 bps
SG&A excl.. deprec. & amort.	(595.5)	-	-	(8.6)	(604.0)	1.4%	1.4%
SG&A deprec. & amort.	(62.1)	-	-	(1.0)	(63.2)	1.7%	1.7%
SG&A total	(657.6)	-	-	(9.6)	(667.2)	1.5%	1.5%
Other operating income/(expenses)	90.1	77.0	-	58.3	225.4	150.2%	101.5%
Normalized Operating Profit	437.3	77.0	-	206.9	721.2	64.9%	51.1%
% Normalized Operating margin	20.5%	-	-	-	30.3%	980 bps	680 bps
Normalized EBITDA	587.4	77.0	-	146.0	810.5	38.0%	26.3%
% Normalized EBITDA margin	27.5%	-	-	-	34.0%	650 bps	340 bps

Brazil NAB
R$ million	FY23	Scope	Currency Translation	Organic Growth	FY24	% As Reported	% Organic
Volume (‘000 hl)	33,308.1	-	-	1,377.5	34,685.6	4.1%	4.1%
Net revenue	7,375.8	-	-	1,009.3	8,385.2	13.7%	13.7%
Net revenue/hl (R$)	221.4	-	-	20.3	241.7	9.2%	9.2%
COGS	(4,138.4)	-	-	(388.6)	(4,526.9)	9.4%	9.4%
COGS/hl (R$)	(124.2)	-	-	(6.3)	(130.5)	5.0%	5.0%
COGS excl. deprec. & amort.	(3,914.9)	-	-	(465.7)	(4,380.6)	11.9%	11.9%
COGS/hl excl.. deprec. & amort. (R$)	(117.5)	-	-	(8.8)	(126.3)	7.5%	7.5%
Gross profit	3,237.4	-	-	620.8	3,858.2	19.2%	19.2%
% Gross margin	43.9%	-	-	-	46.0%	210 bps	210 bps
SG&A excl.. deprec. & amort.	(1,973.1)	-	-	(83.3)	(2,056.5)	4.2%	4.2%
SG&A deprec. & amort.	(248.4)	-	-	(6.0)	(254.4)	2.4%	2.4%
SG&A total	(2,221.5)	-	-	(89.3)	(2,310.8)	4.0%	4.0%
Other operating income/(expenses)	418.3	97.7	-	21.4	537.5	28.5%	5.6%
Normalized Operating Profit	1,434.2	97.7	-	552.9	2,084.9	45.4%	39.4%
% Normalized Operating margin	19.4%	-	-	-	24.9%	550 bps	430 bps
Normalized EBITDA	1,906.1	97.7	-	481.8	2,485.6	30.4%	25.7%
% Normalized EBITDA margin	25.8%	-	-	-	29.6%	380 bps	270 bps

6 The scope change in Brazil NAB refers to tax credits and related effects.

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BRAZIL

Brazil[7]
R$ million	4Q23	Scope	Currency Translation	Organic Growth	4Q24	% As Reported	% Organic
Volume (‘000 hl)	35,910.9	-	-	(1,020.3)	34,890.7	-2.8%	-2.8%
Net revenue	13,590.2	-	-	128.4	13,718.6	0.9%	0.9%
Net revenue/hl (R$)	378.4	-	-	14.7	393.2	3.9%	3.9%
COGS	(6,386.9)	-	-	136.6	(6,250.3)	-2.1%	-2.1%
COGS/hl (R$)	(177.9)	-	-	(1.3)	(179.1)	0.7%	0.7%
COGS excl. deprec. & amort.	(5,843.0)	-	-	99.3	(5,743.7)	-1.7%	-1.7%
COGS/hl excl.. deprec. & amort. (R$)	(162.7)	-	-	(1.9)	(164.6)	1.2%	1.2%
Gross profit	7,203.3	-	-	265.0	7,468.3	3.7%	3.7%
% Gross margin	53.0%	-	-	-	54.4%	140 bps	140 bps
SG&A excl.. deprec. & amort.	(3,598.4)	-	-	(86.1)	(3,684.5)	2.4%	2.4%
SG&A deprec. & amort.	(590.5)	-	-	36.4	(554.1)	-6.2%	-6.2%
SG&A total	(4,188.9)	-	-	(49.7)	(4,238.6)	1.2%	1.2%
Other operating income/(expenses)	575.6	61.6	-	107.5	744.7	29.4%	30.1%
Other operating income/(expenses) excl. impair.	575.6	61.6	-	156.3	793.5	37.9%	43.7%
Normalized Operating Profit	3,590.0	61.6	-	322.8	3,974.4	10.7%	9.6%
% Normalized Operating margin	26.4%	-	-	-	29.0%	260 bps	210 bps
Normalized EBITDA	4,724.4	61.6	-	297.9	5,083.9	7.6%	6.6%
% Normalized EBITDA margin	34.8%	-	-	-	37.1%	230 bps	180 bps

Brazil
R$ million	FY23	Scope	Currency Translation	Organic Growth	FY24	% As Reported	% Organic
Volume (‘000 hl)	126,419.7	-	-	1,900.6	128,320.2	1.5%	1.5%
Net revenue	46,361.8	-	-	2,243.6	48,605.3	4.8%	4.8%
Net revenue/hl (R$)	366.7	-	-	12.1	378.8	3.3%	3.3%
COGS	(23,516.0)	-	-	(293.2)	(23,809.3)	1.2%	1.2%
COGS/hl (R$)	(186.0)	-	-	0.5	(185.5)	-0.3%	-0.3%
COGS excl. deprec. & amort.	(21,433.2)	-	-	(300.9)	(21,734.1)	1.4%	1.4%
COGS/hl excl.. deprec. & amort. (R$)	(169.5)	-	-	0.2	(169.4)	-0.1%	-0.1%
Gross profit	22,845.7	-	-	1,950.3	24,796.0	8.5%	8.5%
% Gross margin	49.3%	-	-	-	51.0%	170 bps	170 bps
SG&A excl.. deprec. & amort.	(12,432.2)	-	-	(623.8)	(13,056.0)	5.0%	5.0%
SG&A deprec. & amort.	(2,036.6)	-	-	(67.8)	(2,104.4)	3.3%	3.3%
SG&A total	(14,468.8)	-	-	(691.6)	(15,160.4)	4.8%	4.8%
Other operating income/(expenses)	1,892.5	199.6	-	323.7	2,415.8	27.7%	19.3%
Other operating income/(expenses) excl. impair.	1,898.2	199.6	-	366.8	2,464.6	29.8%	21.8%
Normalized Operating Profit	10,269.4	199.6	-	1,582.5	12,051.5	17.4%	15.7%
% Normalized Operating margin	22.2%	-	-	-	24.8%	260 bps	220 bps
Normalized EBITDA	14,394.6	199.6	-	1,685.6	16,279.8	13.1%	11.9%
% Normalized EBITDA margin	31.0%	-	-	-	33.5%	250 bps	200 bps

7 In 4Q24, NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 383.9 (3.4% organic growth) and R$ (157.2) (0.4% organic growth), respectively. In FY24, NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 369.2 (3.0% organic growth) and R$ (160.9) (0.8% organic decline), respectively. The scope change in Brazil refers to tax credits and related effects.

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Central America and the Caribbean (CAC): high-single digit top line and double-digit bottom line growth, with margins expansion, driven by the Dominican Republic commercial performance

•	Operating performance:
o	4Q24: top line was up 6.6% driven by NR/hl increase of 6.7%, thanks to revenue management initiatives and positive package mix in the Dominican Republic, which also delivered a low-single digit volumes growth. Cash COGS/hl decreased by 3.5% mainly led by operational efficiencies and returnable glass bottles mix, and Cash SG&A rose by 6.6% due to greater investments in sales and marketing and higher administrative expenses. Normalized EBITDA grew by 11.7%, with Normalized EBITDA margin expanding by 200 bps to 44.1%.
o	FY24: net revenue grew by 7.0% (volumes +1.9% and NR/hl +4.9%), and Normalized EBITDA grew by 16.5%, with gross margin and EBITDA margins expansion of 420 bps and 340 bps, respectively.
•	Commercial highlights: in the Dominican Republic, we estimate to have gained market share and our megabrands increased brand health indicators, led by Presidente. Premium volumes grew by mid-single digits, led by Corona family of brands, while, in the core segment, high-single digit growth was led by Presidente family, which achieved record volumes this year. In Panama, despite volumes decline, we continued to implement our recovery plan, with our megabrands improving brand health, driven by Balboa family of brands. As for our digital initiatives, by the end of 2024, BEES covered 93% of net revenue in the Dominican Republic and 100% in Panama.
CAC[8]
R$ million	4Q23	Scope	Currency Translation	Organic Growth	4Q24	% As Reported	% Organic
Volume ('000 hl)	3,353.3	-	-	(3.7)	3,349.6	-0.1%	-0.1%
Net revenue	2,796.4	-	289.5	184.6	3,270.5	17.0%	6.6%
Net revenue/hl (R$)	833.9	-	86.4	56.0	976.4	17.1%	6.7%
COGS	(1,340.4)	-	(132.6)	(10.0)	(1,483.1)	10.6%	0.7%
COGS/hl (R$)	(399.7)	-	(39.6)	(3.4)	(442.8)	10.8%	0.9%
COGS excl. deprec. & amort.	(1,212.5)	-	(117.5)	43.4	(1,286.7)	6.1%	-3.6%
COGS/hl excl. deprec. & amort. (R$)	(361.6)	-	(35.1)	12.6	(384.1)	6.2%	-3.5%
Gross profit	1,456.0	-	156.9	174.6	1,787.5	22.8%	12.0%
% Gross margin	52.1%	-	-	-	54.7%	260 bps	260 bps
SG&A excl. deprec. & amort.	(434.5)	-	(57.0)	(28.8)	(520.3)	19.7%	6.6%
SG&A deprec. & amort.	(63.7)	-	(9.6)	(30.8)	(104.1)	63.4%	48.3%
SG&A total	(498.2)	-	(66.6)	(59.6)	(624.4)	25.3%	12.0%
Other operating income/(expenses)	38.8	-	(0.4)	(60.2)	(21.8)	-156.3%	-155.3%
Normalized Operating Profit	996.5	-	89.9	54.8	1,141.2	14.5%	5.5%
% Normalized Operating margin	35.6%	-	-	-	34.9%	-70 bps	-30 bps
Normalized EBITDA	1,188.1	-	114.6	139.0	1,441.7	21.3%	11.7%
% Normalized EBITDA margin	42.5%	-	-	-	44.1%	160 bps	200 bps

CAC	FY23	Scope	Currency Translation	Organic Growth	FY24	% As Reported	% Organic
R$ million
Volume ('000 hl)	12,174.6	-	-	234.0	12,408.6	1.9%	1.9%
Net revenue	10,044.8	-	280.2	698.7	11,023.7	9.7%	7.0%
Net revenue/hl (R$)	825.1	-	22.6	40.8	888.4	7.7%	4.9%
COGS	(5,035.1)	-	(146.6)	105.5	(5,076.2)	0.8%	-2.1%
COGS/hl (R$)	(413.6)	-	(11.8)	16.3	(409.1)	-1.1%	-3.9%
COGS excl. deprec. & amort.	(4,498.9)	-	(135.0)	158.7	(4,475.2)	-0.5%	-3.5%
COGS/hl excl. deprec. & amort. (R$)	(369.5)	-	(10.9)	19.8	(360.7)	-2.4%	-5.3%
Gross profit	5,009.7	-	133.6	804.2	5,947.5	18.7%	16.1%
% Gross margin	49.9%	-	-	-	54.0%	410 bps	420 bps
SG&A excl. deprec. & amort.	(1,688.5)	-	(63.6)	(176.8)	(1,928.9)	14.2%	10.5%
SG&A deprec. & amort.	(242.7)	-	(10.0)	(28.4)	(281.0)	15.8%	11.7%
SG&A total	(1,931.2)	-	(73.5)	(205.1)	(2,209.9)	14.4%	10.6%
Other operating income/(expenses)	26.3	-	(0.1)	(39.8)	(13.5)	-151.4%	-151.0%
Normalized Operating Profit	3,104.8	-	60.0	559.3	3,724.1	19.9%	18.0%
% Normalized Operating margin	30.9%	-	-	-	33.8%	290 bps	320 bps
Normalized EBITDA	3,883.7	-	81.5	641.0	4,606.1	18.6%	16.5%
% Normalized EBITDA margin	38.7%	-	-	-	41.8%	310 bps	340 bps

8 In 4Q24, NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 934.4 (6.0% organic growth) and R$ (348.0) (5.5% organic decline), respectively. In FY24, NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 847.6 (3.8% organic growth) and R$ (324.8) (8.0% organic decline), respectively.

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Page | 9

Latin America South (LAS): mid-single digit top line and high-single digit bottom line growth, with margins expansion and volumes mid-single digit increase excluding Argentina

•	Operating performance:
o	4Q24: volumes declined by 6.8% as inflationary pressures on overall consumer demand in Argentina (where volumes dropped in the mid-teens) were partially offset by positive performances in Bolivia and Paraguay. Top line grew by 24.5%, with NR/hl growing 33.5% primarily driven by the execution of our revenue management strategy. Cash COGS/hl and Cash SG&A continued to be impacted by overall inflation in Argentina. Normalized EBITDA rose by 13.6%, with Normalized EBITDA margin contracting by 460 bps to 32.7%.
o	FY24: net revenue grew by 6.0% (volumes -10.0% and NR/hl +17.8%), and Normalized EBITDA increased by 9.3%, with gross and Normalized EBITDA margins expansion of 80 bps and 110 bps, respectively.
•	Commercial highlights: in Argentina, despite beer industry’s volumes drop of over 20%, our market share remained stable according to our estimates and our megabrands improved brand health in the year. In Bolivia, volumes grew by low teens, driven by core brands performance (with a highlight to Paceña) and we estimate to have gained market share. In Chile, despite total volumes mostly impacted by a soft industry, our brands gained market share (according to our estimates) and our core segment increased volumes by high-single digits led by Quilmes. In Paraguay, our premium brands grew by low twenties driven by Bud 66 and Corona, while our megabrands increased brand health in the year. As for our digital initiatives, by the end of 2024, BEES covered 74% of net revenue in Argentina, 73% in Bolivia and 86% in Paraguay.
LAS[9]				IAS 29 9M Impact
R$ million	4Q23	Scope	Currency Translation		Organic Growth	4Q24	% As Reported	% Organic
Volume ('000 hl)	10,792.5	-	-	-	(732.7)	10,059.8	-6.8%	-6.8%
Net revenue	1,501.2	1,657.4	11,072.6	(7,161.5)	367.5	7,437.3	495.4%	24.5%
Net revenue/hl (R$)	139.1	153.6	1,100.7	(700.7)	46.7	739.3	531.5%	33.5%
COGS	(635.6)	(812.6)	(6,469.0)	4,365.2	(132.5)	(3,684.6)	579.7%	20.9%
COGS/hl (R$)	(58.9)	(75.3)	(643.1)	428.4	(17.5)	(366.3)	621.9%	29.7%
COGS excl. deprec. & amort.	(608.0)	(741.3)	(5,801.8)	3,920.0	(143.6)	(3,374.7)	555.0%	23.6%
COGS/hl excl. deprec. & amort. (R$)	(56.3)	(68.7)	(576.7)	384.7	(18.4)	(335.5)	595.4%	32.6%
Gross profit	865.6	844.9	4,603.6	(2,796.3)	235.0	3,752.7	433.5%	27.1%
% Gross margin	57.7%	-	-	-	-	50.5%	-720 bps	120 bps
SG&A excl. deprec. & amort.	(161.1)	(407.9)	(3,191.8)	2,175.2	(72.7)	(1,658.4)	1,029.3%	45.1%
SG&A deprec. & amort.	(25.0)	(44.9)	(331.2)	230.7	10.3	(160.1)	640.9%	-41.1%
SG&A total	(186.1)	(452.8)	(3,523.0)	2,405.9	(62.5)	(1,818.4)	977.1%	33.6%
Other operating income/(expenses)	63.1	(14.2)	12.6	8.3	(42.8)	27.0	-57.1%	-67.9%
Normalized Operating Profit	742.6	377.9	1,093.3	(382.1)	129.7	1,961.4	164.1%	17.5%
% Normalized Operating margin	49.5%	-	-	-	-	26.4%	-2310 bps	-280 bps
Normalized EBITDA	795.2	494.1	2,091.7	(1,058.0)	108.4	2,431.3	305.8%	13.6%
% Normalized EBITDA margin	53.0%	-	-	-	-	32.7%	-2030 bps	-460 bps

LAS	FY23	Scope	Currency Translation		Organic Growth	FY24	% As Reported	% Organic
R$ million				IAS 29 9M Impact
Volume ('000 hl)	36,039.6	-	-	-	(3,592.0)	32,447.6	-10.0%	-10.0%
Net revenue	13,797.2	14,950.2	271.5	(10,023.6)	834.5	19,829.7	43.7%	6.0%
Net revenue/hl (R$)	382.8	414.8	8.4	(263.0)	68.1	611.1	59.6%	17.8%
COGS	(6,657.3)	(9,292.0)	(83.6)	5,866.5	(294.1)	(10,460.4)	57.1%	4.4%
COGS/hl (R$)	(184.7)	(257.8)	(2.6)	152.3	(29.5)	(322.4)	74.5%	16.0%
COGS excl. deprec. & amort.	(6,006.8)	(8,484.5)	(73.2)	5,250.3	(182.7)	(9,496.8)	58.1%	3.0%
COGS/hl excl. deprec. & amort. (R$)	(166.7)	(235.4)	(2.3)	135.7	(24.1)	(292.7)	75.6%	14.4%
Gross profit	7,139.9	5,658.2	187.9	(4,157.1)	540.4	9,369.3	31.2%	7.6%
% Gross margin	51.7%	-	-	-	-	47.2%	-450 bps	80 bps
SG&A excl. deprec. & amort.	(3,147.9)	(4,489.1)	(51.9)	2,956.3	(203.4)	(4,936.0)	56.8%	6.5%
SG&A deprec. & amort.	(315.8)	(436.6)	(3.8)	308.1	(31.9)	(479.9)	52.0%	10.1%
SG&A total	(3,463.8)	(4,925.7)	(55.7)	3,264.5	(235.3)	(5,416.0)	56.4%	6.8%
Other operating income/(expenses)	95.0	(56.8)	0.5	17.2	(10.0)	45.8	-51.7%	-10.6%
Normalized Operating Profit	3,771.1	675.7	132.7	(875.5)	295.1	3,999.2	6.0%	7.8%
% Normalized Operating margin	27.3%	-	-	-	-	20.2%	-710 bps	50 bps
Normalized EBITDA	4,737.4	1,919.9	146.9	(1,799.8)	438.4	5,442.7	14.9%	9.3%
% Normalized EBITDA margin	34.3%	-	-	-	-	27.4%	-690 bps	110 bps

9 In 4Q24, NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 729.2 (33.1% organic growth) and R$ (327.6) (31.8% organic growth), respectively. In FY24, NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 602.3 (17.8% organic growth) and R$ (285.1) (14.4% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting and the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year), as detailed on pages 15 and 16.

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Canada: another year of positive volumes performance for above core brands and bottom line growth, with margins expansion

•	Operating performance:
o	4Q24: volumes grew by 4.0%, lapping prior years’ soft performance and outperforming the beer industry according to our estimates. NR/hl was up 3.7%, thanks to revenue management initiatives and premiumization, resulting in a top line increase of 7.9%. Top line performance coupled with Cash COGS efficiencies drove Normalized EBITDA growth of 28.8%, with Normalized EBITDA margin expanding 410 bps to 25.4%.
o	FY24: net revenue was down 1.2% (volumes -3.1% and NR/hl +2.0%), and Normalized EBITDA grew by 4.4%, with gross and Normalized EBITDA margins expansion of 10 bps and 140 bps, respectively.
•	Commercial highlights: three of our beer brands were in the top five growing brands in the year, led by Michelob Ultra which was number one. Our above core brands increased volumes by low-single digits, led by Corona and Michelob Ultra. Our megabrands improved brand health, driven by Corona, which continued to hold the highest indicator in the market, and Busch. As for our digital initiatives, by the end of 2024, BEES covered 35% of net revenue in the country.
Canada[10]
R$ million	4Q23	Scope	Currency Translation	Organic Growth	4Q24	% As Reported	% Organic
Volume (‘000 hl)	2,035.0	-	-	80.7	2,115.7	4.0%	4.0%
Net revenue	2,101.4	-	342.4	165.2	2,609.0	24.2%	7.9%
Net revenue/hl (R$)	1,032.6	-	161.9	38.7	1,233.2	19.4%	3.7%
COGS	(938.3)	-	(146.0)	(21.3)	(1,105.6)	17.8%	2.3%
COGS/hl (R$)	(461.1)	-	(69.0)	7.5	(522.6)	13.3%	-1.6%
COGS excl. deprec. & amort.	(867.8)	-	(135.4)	(10.8)	(1,014.0)	16.8%	1.2%
COGS/hl excl.. deprec. & amort. (R$)	(426.4)	-	(64.0)	11.2	(479.3)	12.4%	-2.6%
Gross profit	1,163.1	-	196.4	143.9	1,503.4	29.3%	12.4%
% Gross margin	55.3%	-	-	-	57.6%	230 bps	240 bps
SG&A excl.. deprec. & amort.	(789.0)	-	(116.1)	(26.7)	(931.7)	18.1%	3.4%
SG&A deprec. & amort.	(66.6)	-	(9.4)	3.6	(72.5)	8.8%	-5.4%
SG&A total	(855.6)	-	(125.5)	(23.1)	(1,004.2)	17.4%	2.7%
Other operating income/(expenses)	(0.8)	-	0.2	0.0	(0.5)	-32.0%	-3.0%
Normalized Operating Profit	306.7	-	71.1	120.8	498.7	62.6%	39.4%
% Normalized Operating margin	14.6%	-	-	-	19.1%	450 bps	430 bps
Normalized EBITDA	443.8	-	91.2	127.7	662.8	49.3%	28.8%
% Normalized EBITDA margin	21.1%	-	-	-	25.4%	430 bps	410 bps

Canada
R$ million	FY23	Scope	Currency Translation	Organic Growth	FY24	% As Reported	% Organic
Volume (‘000 hl)	9,025.2	-	-	(281.0)	8,744.1	-3.1%	-3.1%
Net revenue	9,533.2	-	570.9	(110.2)	9,993.9	4.8%	-1.2%
Net revenue/hl (R$)	1,056.3	-	65.3	21.3	1,142.9	8.2%	2.0%
COGS	(4,083.1)	-	(243.9)	57.8	(4,269.2)	4.6%	-1.4%
COGS/hl (R$)	(452.4)	-	(27.9)	(7.9)	(488.2)	7.9%	1.8%
COGS excl. deprec. & amort.	(3,796.9)	-	(226.9)	52.5	(3,971.2)	4.6%	-1.4%
COGS/hl excl.. deprec. & amort. (R$)	(420.7)	-	(25.9)	(7.5)	(454.2)	8.0%	1.8%
Gross profit	5,450.0	-	327.0	(52.3)	5,724.7	5.0%	-1.0%
% Gross margin	57.2%	-	-	-	57.3%	10 bps	10 bps
SG&A excl.. deprec. & amort.	(3,311.8)	-	(190.3)	170.4	(3,331.7)	0.6%	-5.1%
SG&A deprec. & amort.	(261.2)	-	(15.7)	2.4	(274.5)	5.1%	-0.9%
SG&A total	(3,573.0)	-	(206.0)	172.8	(3,606.2)	0.9%	-4.8%
Other operating income/(expenses)	15.1	-	0.5	(6.5)	9.2	-39.5%	-42.9%
Normalized Operating Profit	1,892.2	-	121.5	113.9	2,127.7	12.4%	6.0%
% Normalized Operating margin	19.8%	-	-	-	21.3%	150 bps	150 bps
Normalized EBITDA	2,439.7	-	154.3	106.3	2,700.2	10.7%	4.4%
% Normalized EBITDA margin	25.6%	-	-	-	27.0%	140 bps	140 bps

10 In 4Q24, NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 1,229.9 (3.8% organic growth) and R$ (476.9) (2.7% organic decline), respectively. In FY24, NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 1,140.6 (1.9% organic growth) and R$ (452.5) (1.5% organic growth), respectively.

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Page | 11

AMBEV CONSOLIDATED

Ambev[11]			Currency Translation	IAS 29 9M Impact
R$ million	4Q23	Scope			Organic Growth	4Q24	% As Reported	% Organic
Volume (‘000 hl)	52,091.6	-	-	-	(1,676.0)	50,415.7	-3.2%	-3.2%
Net revenue	19,989.2	1,657.4	11,704.6	(7,161.5)	845.7	27,035.4	35.2%	4.2%
Net revenue/hl (R$)	383.7	31.8	232.2	(141.0)	29.5	536.3	39.7%	7.7%
COGS	(9,301.3)	(812.6)	(6,747.7)	4,365.2	(27.2)	(12,523.5)	34.6%	0.3%
COGS/hl (R$)	(178.6)	(15.6)	(133.8)	86.1	(6.5)	(248.4)	39.1%	3.6%
COGS excl. deprec. & amort.	(8,531.4)	(741.3)	(6,054.7)	3,920.0	(11.7)	(11,419.0)	33.8%	0.1%
COGS/hl excl.. deprec. & amort. (R$)	(163.8)	(14.2)	(120.1)	77.3	(5.7)	(226.5)	38.3%	3.5%
Gross profit	10,688.0	844.9	4,957.0	(2,796.3)	818.5	14,511.9	35.8%	7.7%
% Gross margin	53.5%	-	-	-	-	53.7%	20 bps	170 bps
SG&A excl.. deprec. & amort.	(4,983.0)	(407.9)	(3,364.9)	2,175.2	(214.2)	(6,794.9)	36.4%	4.3%
SG&A deprec. & amort.	(745.8)	(44.9)	(350.2)	230.7	19.4	(890.7)	19.4%	-2.6%
SG&A total	(5,728.8)	(452.8)	(3,715.1)	2,405.9	(194.8)	(7,685.6)	34.2%	3.4%
Other operating income/(expenses)	676.6	47.4	12.4	8.3	4.5	749.3	10.7%	1.0%
Other operating income/(expenses) excl. impair.	676.6	47.4	12.4	8.3	53.3	798.2	18.0%	11.6%
Normalized Operating Profit	5,635.8	439.5	1,254.3	(382.1)	628.1	7,575.7	34.4%	11.6%
% Normalized Operating margin	28.2%	-	-	-	-	28.0%	-20 bps	190 bps
Exceptional items above EBITDA	(38.4)	(20.4)	(13.1)	7.3	12.0	(52.6)	37.0%	-31.2%
Net finance results	(700.5)	-	-	-	-	(614.6)	-12.3%	-
Share of results of joint ventures	(170.2)	-	-	-	-	2.1	-101.2%	-
Income tax expense	(198.2)	-	-	-	-	(1,886.0)	nm	-
Profit	4,528.4	-	-	-	-	5,024.6	11.0%	-
Attributable to Ambev holders	4,387.7	-	-	-	-	4,880.4	11.2%	-
Attributable to non-controlling interests	140.8	-	-	-	-	144.2	2.4%	-

Normalized profit	4,667.5	-	-	-	-	5,018.6	7.5%	-
Attributable to Ambev holders	4,526.6	-	-	-	-	4,874.4	7.7%	-

Normalized EBITDA	7,151.5	555.7	2,297.4	(1,058.0)	673.0	9,619.7	34.5%	9.7%
% Normalized EBITDA margin	35.8%	-	-	-	-	35.6%	-20 bps	180 bps

Ambev
R$ million	FY23	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	FY24	% As Reported	% Organic
Volume (‘000 hl)	183,659.0	-	-	-	(1,738.5)	181,920.5	-0.9%	-0.9%
Net revenue	79,736.9	14,950.2	1,122.6	(10,023.6)	3,666.6	89,452.7	12.2%	4.6%
Net revenue/hl (R$)	434.2	81.4	6.2	(54.3)	24.3	491.7	13.3%	5.6%
COGS	(39,291.6)	(9,292.0)	(474.0)	5,866.5	(424.0)	(43,615.1)	11.0%	1.1%
COGS/hl (R$)	(213.9)	(50.6)	(2.6)	31.8	(4.4)	(239.7)	12.1%	2.0%
COGS excl. deprec. & amort.	(35,735.7)	(8,484.5)	(435.0)	5,250.3	(272.3)	(39,677.3)	11.0%	0.8%
COGS/hl excl.. deprec. & amort. (R$)	(194.6)	(46.2)	(2.4)	28.4	(3.4)	(218.1)	12.1%	1.7%
Gross profit	40,445.3	5,658.2	648.6	(4,157.1)	3,242.6	45,837.6	13.3%	8.0%
% Gross margin	50.7%	-	-	-	-	51.2%	50 bps	170 bps
SG&A excl.. deprec. & amort.	(20,580.4)	(4,489.1)	(305.8)	2,956.3	(833.6)	(23,252.6)	13.0%	4.1%
SG&A deprec. & amort.	(2,856.3)	(436.6)	(29.4)	308.1	(125.6)	(3,139.8)	9.9%	4.4%
SG&A total	(23,436.7)	(4,925.7)	(335.2)	3,264.5	(959.2)	(26,392.4)	12.6%	4.1%
Other operating income/(expenses)	2,028.9	142.9	0.9	17.2	267.4	2,457.3	21.1%	14.8%
Other operating income/(expenses) excl. impair.	2,034.7	142.9	0.9	17.2	310.5	2,506.1	23.2%	17.1%
Normalized Operating Profit	19,037.5	875.3	314.3	(875.5)	2,550.8	21,902.5	15.0%	13.6%
% Normalized Operating margin	23.9%	-	-	-	-	24.5%	60 bps	200 bps
Exceptional items above EBITDA	(206.4)	(33.0)	(2.0)	9.7	130.9	(100.8)	-51.2%	-63.4%
Net finance results	(3,609.8)	-	-	-	-	(2,318.2)	-35.8%	-
Share of results of joint ventures	(185.4)	-	-	-	-	3.9	-102.1%	-
Income tax expense	(75.5)	-	-	-	-	(4,640.4)	nm	-
Profit	14,960.5	-	-	-	-	14,847.0	-0.8%	-
Attributable to Ambev holders	14,501.9	-	-	-	-	14,437.2	-0.4%	-
Attributable to non-controlling interests	458.5	-	-	-	-	409.7	-10.6%	-

Normalized profit	15,227.2	-	-	-	-	14,874.5	-2.3%	-
Attributable to Ambev holders	14,767.0	-	-	-	-	14,464.6	-2.0%	-

Normalized EBITDA	25,455.4	2,119.5	382.6	(1,799.8)	2,871.2	29,028.9	14.0%	11.4%
% Normalized EBITDA margin	31.9%	-	-	-	-	32.5%	60 bps	200 bps

11 In 4Q24, NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 524.9 (7.3% organic growth) and R$ (217.3) (2.7% organic growth), respectively. In FY24, NR/hl and Cash COGS/hl, excluding the sale of non-Ambev products on the marketplace, were R$ 480.5 (5.2% organic growth) and R$ (208.3) (0.9% organic growth), respectively. The scope changes refer to tax credits and related effects in Brazil.

ambev.com.br	Press Release – February 26, 2025

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OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	4Q23	4Q24	FY23	FY24
R$ million

Government grants and gains on subsidies loans	392.3	463.6	1,573.2	1,764.8
Credits/(debits) taxes extemporaneous	218.0	186.7	218.0	209.7
(Additions to)/reversals of provisions	(65.2)	(49.4)	(77.7)	(69.3)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	31.8	46.4	86.4	121.3
Net other operating income/(expenses)	99.8	102.0	229.1	430.9

Other operating income/(expenses)	676.6	749.3	2,028.9	2,457.3

EXCEPTIONAL ITEMS

Exceptional items corresponded to restructuring expenses primarily linked to centralization and restructuring projects in Brazil, LAS, CAC and Canada.

Exceptional Items	4Q23	4Q24	FY23	FY24
R$ million

Restructuring	(37.0)	(51.9)	(109.4)	(99.3)
IAS 29/CPC 42 (hyperinflation) application effect	(1.4)	(0.7)	(2.3)	(1.5)
Legal Fees	-	-	(94.7)	-

Exceptional Items	(38.4)	(52.6)	(206.4)	(100.8)

ambev.com.br	Press Release – February 26, 2025

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NET FINANCE RESULTS

Net finance results in 4Q24 totaled R$ (614.6) million, an improvement of R$ 86.0 million compared to 4Q23, broken down as follows:

•	Interest income totaled R$ 820.3 million, mainly explained by: (i) interest income of R$ 508.7 million from cash balance investments mainly in Brazil and Argentina and (ii) interest rate on Brazilian tax credits of R$ 259.1 million.
•	Interest expense totaled R$ (529.3) million, mainly impacted by: (i) fair value adjustments of payables pursuant to IFRS 13 (CPC 46) of R$ (288.2) million, (ii) lease liabilities interest accruals of R$ (59.5) million in accordance with IFRS 16 (CPC 06 R2), (iii) interest on tax incentives of R$ (59.5) million, and (iv) CND put option interest accruals of R$ (30.5) million.
•	Losses on derivative instruments of R$ (518.9) million, mainly explained by (i) hedging carry costs related to our FX exposure of US$ 1.9 billion in Brazil, with approximately 5.6% carry cost, and (ii) hedging carry costs related to commodities. We did not incur hedging costs related to FX exposure in Argentina this quarter; however, we still maintain an FX exposure of US$ 321.3 million in the country.
•	Gains on non-derivative instruments of R$ 291.3 million, driven by BRL FX devaluation over cash balances held in hard currency, partially offset by FX variation losses on third-party payables.
•	Taxes on financial transactions of R$ (127.8) million.
•	Other financial expenses of R$ (342.1) million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial expense of R$ (208.0) million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	4Q23	4Q24	FY23	FY24
R$ million

Interest income	798.8	820.3	2,085.6	2,423.7
Interest expenses	(524.4)	(529.3)	(2,432.2)	(2,065.8)
Gains/(losses) on derivative instruments	(103.8)	(518.9)	(1,675.1)	(1,032.3)
Gains/(losses) on non-derivative instruments	(384.4)	291.3	(1,154.0)	38.9
Taxes on financial transactions	(28.9)	(127.8)	(178.3)	(274.4)
Other net financial income/(expenses)	(95.3)	(342.1)	(431.9)	(956.7)
Hyperinflation Argentina	(362.5)	(208.0)	176.1	(451.7)
	-	-
Net finance results	(700.5)	(614.6)	(3,609.8)	(2,318.2)

ambev.com.br	Press Release – February 26, 2025

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DEBT BREAKDOWN

Debt breakdown	December 31, 2023			December 31, 2024
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,043.4	1,571.8	2,615.2	932.3	1,567.1	2,499.4
Foreign Currency	254.7	631.2	885.9	344.1	609.3	953.3
Consolidated Debt	1,298.1	2,203.0	3,501.1	1,276.4	2,176.3	3,452.7

Cash and Cash Equivalents less Bank Overdrafts			16,059.0			28,595.7
Current Investment Securities			277.2			1,242.0

Net debt/(cash)			(12,835.1)			(26,384.9)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	4Q23	4Q24	FY23	FY24
R$ million

Profit before tax	4,726.7	6,910.6	15,035.9	19,487.3

Adjustment on taxable basis
Non-taxable other income	(296.6)	(120.8)	(919.0)	(497.3)
Government grants (VAT)	(838.4)	(90.3)	(3,011.7)	(118.1)
Share of results of joint ventures	170.2	(2.1)	185.4	(3.9)
Expenses not deductible	25.0	128.9	56.5	178.8
Foreign profit calculation	748.8	180.1	1,171.4	150.1
Total	4,535.7	7,006.4	12,518.5	19,196.9
Aggregated weighted nominal tax rate	27.1%	28.9%	28.3%	28.7%
Taxes – nominal rate	(1,229.9)	(2,026.0)	(3,542.3)	(5,509.0)

Adjustment on tax expense
Income tax incentive	43.1	45.6	120.4	445.1
Tax benefit - interest on shareholders' equity	1,151.0	410.3	3,909.8	1,285.0
Tax benefit - amortization on tax books	4.3	0.9	17.2	3.6
Withholding income tax	(266.3)	(322.6)	(489.1)	(887.5)
Argentina's hyperinflation effect	27.7	30.4	(382.3)	87.6
Recognition/(write-off) of deferred charges on tax losses	71.8	30.7	100.9	(74.5)
Other tax adjustments	0.2	(55.3)	190.0	9.4
Income tax and social contribution expense	(198.2)	(1,886.0)	(75.5)	(4,640.4)
Effective tax rate	4.2%	27.3%	0.5%	23.8%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of December 31, 2024.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,729,365,319	61.9%
FAHZ	1,609,987,301	10.2%
Market	4,388,497,505	27.9%
Outstanding	15,727,850,125	100.0%
Treasury	29,807,211
TOTAL	15,757,657,336
Free float B3	2,831,491,314	18.0%
Free float NYSE	1,557,006,191	9.9%

ambev.com.br	Press Release – February 26, 2025

Page | 15

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., December 31, 2024 closing rate for 4Q24 and FY24 results).

The FY24 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the FY24 results against a dedicated line in the finance results; and (ii) the difference between the translation of the FY24 results at the closing exchange rate of December 31, 2024, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 4Q23, FY23, 4Q24 and FY24 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	4Q23	4Q24	FY23	FY24
Indexation(1)	686.3	722.4	2,717.4	2,066.5
Currency(2)	(4,443.2)	666.4	(6,604.8)	467.4
Total Impact	(3,756.9)	1,388.9	(3,887.5)	2,533.9
Normalized EBITDA
R$ million	4Q23	4Q24	FY23	FY24
Indexation(1)	379.4	124.0	1,021.3	362.7
Currency(2)	(1,528.2)	101.0	(2,303.8)	71.0
Total Impact	(1,148.8)	225.0	(1,282.4)	433.7

ARS/BRL average rate			58.7210	175.5097
ARS/BRL closing rate	166.9332	166.8194	166.9332	166.8194
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 4Q24, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a negative adjustment of R$ 208.0 million reported in the finance results, (ii) a negative impact on the Profit of R$ 321.6 million, (iii) a negative impact on the Normalized Profit of R$ 319.8 million, and (iv) a negative impact of R$ 0.02 on EPS, as well as on Normalized EPS.

In FY24, the consequences of the transition were (i) a negative adjustment of R$ 451.7 million reported in the finance results, (ii) a negative impact on Profit of R$ 1,381.6 million, (iii) a negative impact on Normalized Profit of R$ 1,379.4 million, and (iv) a negative impact of R$ 0.07 on EPS, as well as on Normalized EPS.

The Q4 results are calculated by deducting from the FY results the YTD September results as published. Consequently, LAS and consolidated 4Q24, 4Q23, FY24 and FY23 results are impacted by the adjustment of YTD September results for the cumulative inflation between reporting periods, as well as by the translation of YTD September results at the FY closing exchange rate, of December 31, 2024, as follows:

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LAS - 9M As Reported	FY23	Scope	Currency Translation	Organic Growth	FY24	% Organic
Net revenue	13,797.2	14,950.2	271.5	834.5	19,829.7	6.0%
COGS	(6,657.3)	(9,292.0)	(83.6)	(294.1)	(10,460.4)	4.4%
COGS excl. deprec. & amort.	(6,006.8)	(8,484.5)	(73.2)	(182.7)	(9,496.8)	3.0%
Gross profit	7,139.9	5,658.2	187.9	540.4	9,369.3	7.6%
SG&A excl. deprec. & amort.	(3,147.9)	(4,489.1)	(51.9)	(203.4)	(4,936.0)	6.5%
SG&A deprec. & amort.	(315.8)	(436.6)	(3.8)	(31.9)	(479.9)	10.1%
SG&A total	(3,463.8)	(4,925.7)	(55.7)	(235.3)	(5,416.0)	6.8%
Other operating income/(expenses)	95.0	(56.8)	0.5	(10.0)	45.8	-10.6%
Normalized Operating Profit	3,771.1	675.7	132.7	295.1	3,999.2	7.8%
Normalized EBITDA	4,737.4	1,919.9	146.9	438.4	5,442.7	9.3%

LAS - 9M Recalculated at YTD Exchange Rates	FY23	Scope	Currency Translation	Organic Growth	FY24	% Organic
Net revenue	11,231.2	7,788.6	11,093.8	834.5	20,924.6	-
COGS	(5,543.0)	(4,926.8)	(6,179.8)	(294.1)	(11,077.2)	-
COGS excl. deprec. & amort.	(5,038.4)	(4,564.5)	(5,511.7)	(182.7)	(10,047.0)	-
Gross profit	5,688.3	2,861.8	4,914.0	540.4	9,847.4	-
SG&A excl. deprec. & amort.	(2,500.9)	(2,313.8)	(3,191.9)	(203.4)	(5,253.7)	-
SG&A deprec. & amort.	(252.7)	(205.9)	(330.7)	(31.9)	(513.0)	-
SG&A total	(2,753.6)	(2,519.8)	(3,522.5)	(235.3)	(5,766.7)	-
Other operating income/(expenses)	75.9	(48.4)	12.4	(10.0)	47.0	-
Normalized Operating Profit	3,010.6	293.7	1,403.8	295.1	4,127.8	-
Normalized EBITDA	3,767.9	861.8	2,402.6	438.4	5,670.9	-

LAS - 9M Recalculation Impact in 4Q	FY23	Scope	Currency Translation	Organic Growth	FY24	% Organic
Net revenue	(2,565.9)	(7,161.5)	10,822.4	-	1,094.9	-
COGS	1,114.3	4,365.2	(6,096.3)	-	(616.7)	-
COGS excl. deprec. & amort.	968.3	3,920.0	(5,438.5)	-	(550.2)	-
Gross profit	(1,451.6)	(2,796.3)	4,726.1	-	478.1	-
SG&A excl. deprec. & amort.	647.1	2,175.2	(3,140.0)	-	(317.7)	-
SG&A deprec. & amort.	63.1	230.7	(326.9)	-	(33.1)	-
SG&A total	710.2	2,405.9	(3,466.9)	-	(350.7)	-
Other operating income/(expenses)	(19.0)	8.3	11.9	-	1.2	-
Normalized Operating Profit	(760.4)	(382.1)	1,271.1	-	128.6	-
Normalized EBITDA	(969.5)	(1,058.0)	2,255.7	-	228.2	-

LAS 3M, 6M and 9M Recalculation Impact in YTD	FY23	Scope	Currency Translation	Organic Growth	FY24	% Organic
Net revenue	(2,427.9)	(9,307.0)	13,022.2	-	1,287.3	-
COGS	1,056.3	5,504.9	(7,281.6)	-	(720.5)	-
COGS excl. deprec. & amort.	917.6	4,932.5	(6,492.5)	-	(642.4)	-
Gross profit	(1,371.6)	(3,802.1)	5,740.6	-	566.9	-
SG&A excl. deprec. & amort.	612.4	2,781.1	(3,765.9)	-	(372.4)	-
SG&A deprec. & amort.	59.8	292.1	(390.6)	-	(38.6)	-
SG&A total	672.2	3,073.2	(4,156.5)	-	(411.1)	-
Other operating income/(expenses)	(17.6)	11.8	6.6	-	0.7	-
Normalized Operating Profit	(717.0)	(717.1)	1,590.7	-	156.6	-
Normalized EBITDA	(915.5)	(1,581.6)	2,770.4	-	273.2	-

For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year, and three-year cumulative of 100%). For COGS and distribution expenses, the same price rate cap was applied, calculated on a “per hectoliter” basis when applicable. For other income statement lines disclosed, organic growth was calculated pro rata to the capped net revenue growth. Such calculation method applied to amounts in local currency that were then converted from ARS (capped) to BRL using the applicable closing rate, and corresponding adjustments were made through scope changes.

ambev.com.br	Press Release – February 26, 2025

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RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q23	4Q24	FY23	FY24
R$ million

Profit - Ambev holders	4,387.7	4,880.4	14,501.9	14,437.2
Non-controlling interest	140.8	144.2	458.5	409.7
Income tax expense	198.2	1,886.0	75.5	4,640.4
Profit before taxes	4,726.7	6,910.6	15,035.9	19,487.3
Share of results of joint ventures	170.2	(2.1)	185.4	(3.9)
Net finance results	700.5	614.6	3,609.8	2,318.2
Exceptional items	38.4	52.6	206.4	100.8
Normalized Operating Profit	5,635.8	7,575.7	19,037.5	21,902.5
Depreciation & amortization - total	1,515.7	2,044.0	6,417.9	7,126.5
Normalized EBITDA	7,151.5	9,619.7	25,455.4	29,028.9
Exceptional items	(38.4)	(52.6)	(206.4)	(100.8)
Share of results of joint ventures	(170.2)	2.1	(185.4)	3.9
EBITDA	6,942.8	9,569.2	25,063.6	28,932.0

ambev.com.br	Press Release – February 26, 2025

Page | 18

4Q & FY 2024 EARNINGS CONFERENCE CALL

Speakers:	Carlos Lisboa
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	February 26, 2025 (Wednesday)

Time:	12:30 (Brasília)
11:30 (New York)

The conference call will be transmitted live via webcast available at:

English: Webcast - English

Portuguese: Webcast - Portuguese

Sell side analysts covering the company as indicated in our website can participate and apply for Q&A by clicking here.

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Guilherme Yokaichiya	Mariana Sabadin	Leandro Ferreira De Souza

guilherme.yokaichiya@ambev.com.br	mariana.sabadin@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ri.ambev.com.br

ambev.com.br	Press Release – February 26, 2025

Page | 19

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2023 (4Q23) or to the full year of 2023 (FY23). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ambev.com.br	Press Release – February 26, 2025

Page | 20

Ambev - Segment financial information		Brazil								CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total											Consolidated
	4Q23	4Q24%		4Q23	4Q24%		4Q23	4Q24%		4Q23	4Q24%		4Q23	4Q24%		4Q23	4Q24%		4Q23	4Q24%
Volume ('000 hl)	26,320.0	25,299.3	-3.9%	9,590.9	9,591.3	0.0%	35,910.9	34,890.7	-2.8%	3,353.3	3,349.6	-0.1%	10,792.5	10,059.8	-6.8%	2,035.0	2,115.7	4.0%	52,091.6	50,415.7	-3.2%
R$ million
Net revenue	11,452.7	11,334.9	-1.0%	2,137.6	2,383.7	11.5%	13,590.2	13,718.6	0.9%	2,796.4	3,270.5	6.6%	1,501.2	7,437.3	24.5%	2,101.4	2,609.0	7.9%	19,989.2	27,035.4	4.2%
% of total	57.3%	41.9%	-	10.7%	8.8%	-	68.0%	50.7%	-	14.0%	12.1%	-	7.5%	27.5%	-	10.5%	9.7%	-	100.0%	100.0%	-
COGS	(5,254.1)	(5,029.6)	-4.3%	(1,132.8)	(1,220.7)	7.8%	(6,386.9)	(6,250.3)	-2.1%	(1,340.4)	(1,483.1)	0.7%	(635.6)	(3,684.6)	20.9%	(938.3)	(1,105.6)	2.3%	(9,301.3)	(12,523.5)	0.3%
% of total	56.5%	40.2%	-	12.2%	9.7%	-	68.7%	49.9%	-	14.4%	11.8%	-	6.8%	29.4%	-	10.1%	8.8%	-	100.0%	100.0%	-
Gross profit	6,198.5	6,305.3	1.7%	1,004.8	1,163.0	15.7%	7,203.3	7,468.3	3.7%	1,456.0	1,787.5	12.0%	865.6	3,752.7	27.1%	1,163.1	1,503.4	12.4%	10,688.0	14,511.9	7.7%
% of total	58.0%	43.4%	-	9.4%	8.0%	-	67.4%	51.5%	-	13.6%	12.3%	-	8.1%	25.9%	-	10.9%	10.4%	-	100.0%	100.0%	-
SG&A	(3,531.2)	(3,571.3)	1.1%	(657.6)	(667.2)	1.5%	(4,188.9)	(4,238.6)	1.2%	(498.2)	(624.4)	12.0%	(186.1)	(1,818.4)	33.6%	(855.6)	(1,004.2)	2.7%	(5,728.8)	(7,685.6)	3.4%
% of total	61.6%	46.5%	-	11.5%	8.7%	-	73.1%	55.1%	-	8.7%	8.1%	-	3.2%	23.7%	-	14.9%	13.1%	-	100.0%	100.0%	-
Other operating income/(expenses)	485.5	519.2	16.4%	90.1	225.4	101.5%	575.6	744.7	30.1%	38.8	(21.8)	-155.3%	63.1	27.0	-67.9%	(0.8)	(0.5)	-3.0%	676.6	749.3	1.0%
% of total	71.7%	69.3%	-	13.3%	30.1%	-	85.1%	99.4%	-	5.7%	-2.9%	-	9.3%	3.6%	-	-0.1%	-0.1%	-	100.0%	100.0%	-
Normalized Operating Profit	3,152.7	3,253.2	3.9%	437.3	721.2	51.1%	3,590.0	3,974.4	9.6%	996.5	1,141.2	5.5%	742.6	1,961.4	17.5%	306.7	498.7	39.4%	5,635.8	7,575.7	11.6%
% of total	55.9%	42.9%	-	7.8%	9.5%	-	63.7%	52.5%	-	17.7%	15.1%	-	13.2%	25.9%	-	5.4%	6.6%	-	100.0%	100.0%	-
Normalized EBITDA	4,137.0	4,273.4	3.8%	587.4	810.5	26.3%	4,724.4	5,083.9	6.6%	1,188.1	1,441.7	11.7%	795.2	2,431.3	13.6%	443.8	662.8	28.8%	7,151.5	9,619.7	9.7%
% of total	57.8%	44.4%	-	8.2%	8.4%	-	66.1%	52.8%	-	16.6%	15.0%	-	11.1%	25.3%	-	6.2%	6.9%	-	100.0%	100.0%	-

% of net revenue
Net revenue	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-
COGS	-45.9%	-44.4%	-	-53.0%	-51.2%	-	-47.0%	-45.6%	-	-47.9%	-45.3%	-	-42.3%	-49.5%	-	-44.7%	-42.4%	-	-46.5%	-46.3%	-
Gross profit	54.1%	55.6%	-	47.0%	48.8%	-	53.0%	54.4%	-	52.1%	54.7%	-	57.7%	50.5%	-	55.3%	57.6%	-	53.5%	53.7%	-
SG&A	-30.8%	-31.5%	-	-30.8%	-28.0%	-	-30.8%	-30.9%	-	-17.8%	-19.1%	-	-12.4%	-24.4%	-	-40.7%	-38.5%	-	-28.7%	-28.4%	-
Other operating income/(expenses)	4.2%	4.6%	-	4.2%	9.5%	-	4.2%	5.4%	-	1.4%	-0.7%	-	4.2%	0.4%	-	0.0%	0.0%	-	3.4%	2.8%	-
Normalized Operating Profit	27.5%	28.7%	-	20.5%	30.3%	-	26.4%	29.0%	-	35.6%	34.9%	-	49.5%	26.4%	-	14.6%	19.1%	-	28.2%	28.0%	-
Normalized EBITDA	36.1%	37.7%	-	27.5%	34.0%	-	34.8%	37.1%	-	42.5%	44.1%	-	53.0%	32.7%	-	21.1%	25.4%	-	35.8%	35.6%	-

Per hectoliter - (R$/hl)
Net revenue	435.1	448.0	3.0%	222.9	248.5	11.5%	378.4	393.2	3.9%	833.9	976.4	6.7%	139.1	739.3	33.5%	1,032.6	1,233.2	3.7%	383.7	536.3	7.7%
COGS	(199.6)	(198.8)	-0.4%	(118.1)	(127.3)	7.8%	(177.9)	(179.1)	0.7%	(399.7)	(442.8)	0.9%	(58.9)	(366.3)	29.7%	(461.1)	(522.6)	-1.6%	(178.6)	(248.4)	3.6%
Gross profit	235.5	249.2	5.8%	104.8	121.3	15.7%	200.6	214.0	6.7%	434.2	533.6	12.1%	80.2	373.0	36.4%	571.6	710.6	8.1%	205.2	287.8	11.2%
SG&A	(134.2)	(141.2)	5.2%	(68.6)	(69.6)	1.5%	(116.6)	(121.5)	4.1%	(148.6)	(186.4)	12.1%	(17.2)	(180.8)	43.3%	(420.5)	(474.7)	-1.2%	(110.0)	(152.4)	6.8%
Other operating income/(expenses)	18.4	20.5	21.1%	9.4	23.5	101.5%	16.0	21.3	33.9%	11.6	(6.5)	nm	5.8	2.7	nm	(0.4)	(0.2)	-6.7%	13.0	14.9	4.3%
Normalized Operating Profit	119.8	128.6	8.1%	45.6	75.2	51.1%	100.0	113.9	12.8%	297.2	340.7	5.6%	68.8	195.0	26.0%	150.7	235.7	34.1%	108.2	150.3	15.3%
Normalized EBITDA	157.2	168.9	8.0%	61.2	84.5	26.3%	131.6	145.7	9.7%	354.3	430.4	11.8%	73.7	241.7	21.9%	218.1	313.3	23.9%	137.3	190.8	13.4%

ambev.com.br	Press Release – February 26, 2025

Page | 21

Ambev - Segment financial information		Brazil								CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total											Consolidated
	FY23	FY24%		FY23	FY24%		FY23	FY24%		FY23	FY24%		FY23	FY24%		FY23	FY24%		FY23	FY24%
Volume ('000 hl)	93,111.6	93,634.6	0.6%	33,308.1	34,685.6	4.1%	126,419.7	128,320.2	1.5%	12,174.6	12,408.6	1.9%	36,039.6	32,447.6	-10.0%	9,025.2	8,744.1	-3.1%	183,659.0	181,920.5	-0.9%
R$ million
Net revenue	38,985.9	40,220.2	3.2%	7,375.8	8,385.2	13.7%	46,361.8	48,605.3	4.8%	10,044.8	11,023.7	7.0%	13,797.2	19,829.7	6.0%	9,533.2	9,993.9	-1.2%	79,736.9	89,452.7	4.6%
% of total	48.9%	45.0%	-	9.3%	9.4%	-	58.1%	54.3%	-	12.6%	12.3%	-	17.3%	22.2%	-	12.0%	11.2%	-	100.0%	100.0%	-
COGS	(19,377.7)	(19,282.3)	-0.5%	(4,138.4)	(4,526.9)	9.4%	(23,516.0)	(23,809.3)	1.2%	(5,035.1)	(5,076.2)	-2.1%	(6,657.3)	(10,460.4)	4.4%	(4,083.1)	(4,269.2)	-1.4%	(39,291.6)	(43,615.1)	1.1%
% of total	49.3%	44.2%	-	10.5%	10.4%	-	59.9%	54.6%	-	12.8%	11.6%	-	16.9%	24.0%	-	10.4%	9.8%	-	100.0%	100.0%	-
Gross profit	19,608.3	20,937.8	6.8%	3,237.4	3,858.2	19.2%	22,845.7	24,796.0	8.5%	5,009.7	5,947.5	16.1%	7,139.9	9,369.3	7.6%	5,450.0	5,724.7	-1.0%	40,445.3	45,837.6	8.0%
% of total	48.5%	45.7%	-	8.0%	8.4%	-	56.5%	54.1%	-	12.4%	13.0%	-	17.7%	20.4%	-	13.5%	12.5%	-	100.0%	100.0%	-
SG&A	(12,247.3)	(12,849.6)	4.9%	(2,221.5)	(2,310.8)	4.0%	(14,468.8)	(15,160.4)	4.8%	(1,931.2)	(2,209.9)	10.6%	(3,463.8)	(5,416.0)	6.8%	(3,573.0)	(3,606.2)	-4.8%	(23,436.7)	(26,392.4)	4.1%
% of total	52.3%	48.7%	-	9.5%	8.8%	-	61.7%	57.4%	-	8.2%	8.4%	-	14.8%	20.5%	-	15.2%	13.7%	-	100.0%	100.0%	-
Other operating income/(expenses)	1,474.1	1,878.3	23.5%	418.3	537.5	5.6%	1,892.5	2,415.8	19.3%	26.3	(13.5)	-151.0%	95.0	45.8	-10.6%	15.1	9.2	-42.9%	2,028.9	2,457.3	14.8%
% of total	72.7%	76.4%	-	20.6%	21.9%	-	93.3%	98.3%	-	1.3%	-0.6%	-	4.7%	1.9%	-	0.7%	0.4%	-	100.0%	100.0%	-
Normalized Operating Profit	8,835.1	9,966.6	11.9%	1,434.2	2,084.9	39.4%	10,269.4	12,051.5	15.7%	3,104.8	3,724.1	18.0%	3,771.1	3,999.2	7.8%	1,892.2	2,127.7	6.0%	19,037.5	21,902.5	13.6%
% of total	46.4%	45.5%	-	7.5%	9.5%	-	53.9%	55.0%	-	16.3%	17.0%	-	19.8%	18.3%	-	9.9%	9.7%	-	100.0%	100.0%	-
Normalized EBITDA	12,488.5	13,794.2	9.8%	1,906.1	2,485.6	25.7%	14,394.6	16,279.8	11.9%	3,883.7	4,606.1	16.5%	4,737.4	5,442.7	9.3%	2,439.7	2,700.2	4.4%	25,455.4	29,028.9	11.4%
% of total	49.1%	47.5%	-	7.5%	8.6%	-	56.5%	56.1%	-	15.3%	15.9%	-	18.6%	18.7%	-	9.6%	9.3%	-	100.0%	100.0%	-

% of net revenue
Net revenue	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-	100.0%	100.0%	-
COGS	-49.7%	-47.9%	-	-56.1%	-54.0%	-	-50.7%	-49.0%	-	-50.1%	-46.0%	-	-48.3%	-52.8%	-	-42.8%	-42.7%	-	-49.3%	-48.8%	-
Gross profit	50.3%	52.1%	-	43.9%	46.0%	-	49.3%	51.0%	-	49.9%	54.0%	-	51.7%	47.2%	-	57.2%	57.3%	-	50.7%	51.2%	-
SG&A	-31.4%	-31.9%	-	-30.1%	-27.6%	-	-31.2%	-31.2%	-	-19.2%	-20.0%	-	-25.1%	-27.3%	-	-37.5%	-36.1%	-	-29.4%	-29.5%	-
Other operating income/(expenses)	3.8%	4.7%	-	5.7%	6.4%	-	4.1%	5.0%	-	0.3%	-0.1%	-	0.7%	0.2%	-	0.2%	0.1%	-	2.5%	2.7%	-
Normalized Operating Profit	22.7%	24.8%	-	19.4%	24.9%	-	22.2%	24.8%	-	30.9%	33.8%	-	27.3%	20.2%	-	19.8%	21.3%	-	23.9%	24.5%	-
Normalized EBITDA	32.0%	34.3%	-	25.8%	29.6%	-	31.0%	33.5%	-	38.7%	41.8%	-	34.3%	27.4%	-	25.6%	27.0%	-	31.9%	32.5%	-

Per hectoliter - (R$/hl)
Net revenue	418.7	429.5	2.6%	221.4	241.7	9.2%	366.7	378.8	3.3%	825.1	888.4	4.9%	382.8	611.1	17.8%	1,056.3	1,142.9	2.0%	434.2	491.7	5.6%
COGS	(208.1)	(205.9)	-1.0%	(124.2)	(130.5)	5.0%	(186.0)	(185.5)	-0.3%	(413.6)	(409.1)	-3.9%	(184.7)	(322.4)	16.0%	(452.4)	(488.2)	1.8%	(213.9)	(239.7)	2.0%
Gross profit	210.6	223.6	6.2%	97.2	111.2	14.4%	180.7	193.2	6.9%	411.5	479.3	13.9%	198.1	288.8	19.5%	603.9	654.7	2.2%	220.2	252.0	9.0%
SG&A	(131.5)	(137.2)	4.3%	(66.7)	(66.6)	-0.1%	(114.5)	(118.1)	3.2%	(158.6)	(178.1)	8.5%	(96.1)	(166.9)	18.6%	(395.9)	(412.4)	-1.8%	(127.6)	(145.1)	5.1%
Other operating income/(expenses)	15.8	20.1	22.8%	12.6	15.5	1.4%	15.0	18.8	17.6%	2.2	(1.1)	-150.1%	2.6	1.4	-0.6%	1.7	1.0	-41.1%	11.0	13.5	15.9%
Normalized Operating Profit	94.9	106.4	11.3%	43.1	60.1	33.9%	81.2	93.9	14.0%	255.0	300.1	15.8%	104.6	123.3	19.8%	209.7	243.3	9.4%	103.7	120.4	14.6%
Normalized EBITDA	134.1	147.3	9.2%	57.2	71.7	20.7%	113.9	126.9	10.2%	319.0	371.2	14.3%	131.5	167.7	21.3%	270.3	308.8	7.7%	138.6	159.6	12.4%

ambev.com.br	Press Release – February 26, 2025

Page | 22

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2023	December 31, 2024

Assets
Current assets
Cash and cash equivalents	16,059.0	28,595.7
Investment securities	277.2	1,242.0
Trade receivables	5,741.5	6,269.9
Derivative financial instruments	378.0	1,218.6
Inventories	9,619.0	11,689.8
Recoverable indirect taxes	3,435.7	3,582.3
Other assets	1,052.7	1,557.7
Total	36,563.1	54,155.8

Non-current assets
Investment securities	242.2	184.5
Derivative financial instruments	1.7	-
Recoverable taxes	11,325.1	10,504.0
Deferred tax assets	7,969.6	8,691.7
Other assets	1,520.7	1,462.6
Employee benefits	57.3	70.5
Long term assets	21,116.5	20,913.2

Investments in joint ventures	289.1	395.4
Property, plant and equipment	26,630.2	30,170.2
Intangible	10,041.7	12,530.7
Goodwill	38,003.6	44,342.7
	96,081.1	108,352.2

Total assets	132,644.1	162,507.9

Equity and liabilities
Current liabilities
Trade payables	23,195.1	25,223.5
Derivative financial instruments	751.4	204.7
Interest-bearing loans and borrowings	1,298.1	1,276.4
Payroll and social security payables	2,128.5	2,779.8
Dividends and interest on shareholder´s equity payable	1,526.2	8,487.2
Income tax and social contribution payable	1,340.5	1,941.5
Taxes and contributions payable	6,236.6	5,648.4
Put option granted on subsidiaries and other liabilities	4,110.1	3,386.2
Provisions	418.4	440.9
	41,004.9	49,388.7

Non-current liabilities
Trade payables	307.3	327.7
Derivative financial instruments	11.6	6.7
Interest-bearing loans and borrowings	2,203.0	2,176.3
Deferred tax liabilities	3,318.4	5,007.7
Income tax and social contribution payable	1,487.1	1,372.4
Taxes and contributions payable	513.3	597.4
Put option granted on subsidiary and other liabilities	1,083.2	1,142.8
Provisions	559.6	670.9
Employee benefits	2,011.8	2,236.7
	11,495.4	13,538.7

Total liabilities	52,500.3	62,927.4

Equity
Issued capital	58,177.9	58,226.0
Reserves	98,669.4	108,973.4
Comprehensive income	(77,878.0)	(68,557.3)
Equity attributable to equity holders of Ambev	78,969.3	98,642.1
Non-controlling interests	1,174.5	938.4
Total Equity	80,143.8	99,580.5

Total equity and liabilities	132,644.1	162,507.9

ambev.com.br	Press Release – February 26, 2025

Page | 23

CONSOLIDATED INCOME STATEMENT	4Q23	4Q24	FY23	FY24
R$ million

Net revenue	19,989.2	27,035.4	79,736.9	89,452.7
Cost of goods sold	(9,301.3)	(12,523.5)	(39,291.6)	(43,615.1)
Gross profit	10,688.0	14,511.9	40,445.3	45,837.6

Distribution expenses	(2,544.4)	(3,287.4)	(10,750.6)	(11,557.2)
Sales and marketing expenses	(1,803.9)	(2,510.5)	(7,412.5)	(8,634.2)
Administrative expenses	(1,380.5)	(1,887.7)	(5,273.7)	(6,201.1)
Other operating income/(expenses)	676.6	749.3	2,028.9	2,457.3

Normalized Operating Profit	5,635.8	7,575.7	19,037.5	21,902.5

Exceptional items	(38.4)	(52.6)	(206.4)	(100.8)

Income from operations	5,597.4	7,523.1	18,831.1	21,801.7

Net finance results	(700.5)	(614.6)	(3,609.8)	(2,318.2)
Share of results of joint ventures	(170.2)	2.1	(185.4)	3.9

Profit before income tax	4,726.7	6,910.6	15,035.9	19,487.3

Income tax expense	(198.2)	(1,886.0)	(75.5)	(4,640.4)

Profit	4,528.4	5,024.6	14,960.5	14,847.0
Equity holders of Ambev	4,387.7	4,880.4	14,501.9	14,437.2
Non-controlling interest	140.8	144.2	458.5	409.7

Basic earnings per share (R$)	0.28	0.31	0.92	0.92
Diluted earnings per share (R$)	0.28	0.31	0.92	0.91

Normalized Profit	4,667.5	5,018.6	15,227.2	14,874.5

Normalized basic earnings per share (R$)	0.29	0.31	0.94	0.92
Normalized diluted earnings per share (R$)	0.29	0.31	0.93	0.91

Nº of basic shares outstanding (million of shares)	15,743.1	15,728.2	15,744.8	15,734.5
Nº of diluted shares outstanding (million if shares)	15,837.0	15,809.8	15,838.6	15,816.1

ambev.com.br	Press Release – February 26, 2025

Page | 24

CONSOLIDATED STATEMENT OF CASH FLOWS	4Q23	4Q24	FY23	FY24
R$ million

Profit	4,528.4	5,024.6	14,960.5	14,847.0
Depreciation, amortization and impairment	1,515.7	2,044.0	6,417.9	7,126.4
Impairment losses on receivables and inventories	86.3	133.4	358.4	379.1
Additions/(reversals) in provisions and employee benefits	126.5	137.6	233.8	348.0
Net finance cost	700.5	614.6	3,609.8	2,318.2
Loss/(gain) on sale of property, plant and equipment and intangible assets	(31.8)	(46.4)	(86.4)	(121.3)
Equity-settled share-based payment expense	61.9	113.7	331.6	400.9
Income tax expense	198.2	1,886.0	75.5	4,640.4
Share of result of joint ventures	170.2	(2.1)	185.4	(3.9)
Hedge results	202.0	(592.3)	(38.0)	(967.2)
Other non-cash items included in the profit	-	-	(9.0)	-
Cash flow from operating activities before changes in working capital and provisions	7,558.0	9,313.1	26,039.5	28,967.7
(Increase)/decrease in trade and other receivables	(792.4)	485.2	(1,373.9)	220.4
(Increase)/decrease in inventories	466.8	(432.1)	1,300.8	(1,702.6)
Increase/(decrease) in trade and other payables	5,389.0	4,743.9	(223.1)	1,317.2
Cash generated from operations	12,621.4	14,110.1	25,743.3	28,802.8
Interest paid	(113.8)	(337.4)	(666.1)	(742.1)
Interest received	618.9	530.7	1,248.3	1,629.6
Dividends received	1.7	5.2	12.9	26.6
Income tax and social contributions paid	820.8	(394.3)	(1,627.0)	(3,617.9)
Cash flow from operating activities	13,949.0	13,914.3	24,711.4	26,099.0

Proceeds from sale of property, plant, equipment and intangible assets	70.4	53.1	154.1	170.6
Acquisition of property, plant, equipment and intangible assets	(2,272.7)	(1,519.1)	(6,004.1)	(4,749.1)
Acquisition of subsidiaries, net of cash acquired	-	6.9	(46.5)	10.3
Capital contributions to affiliates and subsidiaries	-	-	(6.3)	-
(Investments)/net proceeds of debt securities	(54.8)	(11.5)	136.4	(888.6)
Net proceeds/(acquisition) of other assets	0.4	(0.2)	0.4	(6.6)
Cash flow used in investing activities	(2,256.8)	(1,470.8)	(5,766.0)	(5,463.5)

Capital increase	-	-	14.5	17.5
Capital increase in non-controlling	-	-	-	(1.3)
Proceeds/(repurchase) of shares	(39.8)	(100.1)	(119.0)	(467.6)
Acquisition of non-controlling interests	-	-	-	(1,717.0)
Proceeds from borrowings	10.3	28.8	49.8	489.1
Repayment of borrowings	(47.4)	(47.4)	(227.4)	(604.7)
Cash net finance costs other than interests	69.0	(939.5)	(2,731.1)	(2,680.9)
Payment of lease liabilities	(352.5)	(335.8)	(1,180.1)	(1,330.7)
Dividends and interest on shareholders’ equity paid	(11,629.8)	(3,868.9)	(11,921.9)	(4,056.4)
Cash flow from financing activities	(11,990.3)	(5,262.8)	(16,115.2)	(10,352.0)

Net increase/(decrease) in Cash and cash equivalents	(298.0)	7,180.7	2,830.2	10,283.6
Cash and cash equivalents less bank overdrafts at the beginning of the year	17,412.5	(26,999.0)	14,852.1	16,059.0
Effect of exchange rate fluctuations	(1,055.5)	1,630.6	(1,623.3)	2,253.1
Cash and cash equivalents less bank overdrafts at the end of the year	16,059.0	(18,187.7)	16,059.0	28,595.7

ambev.com.br	Press Release – February 26, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer